Exhibit 99.1

SYSWIN INC.

ANNOUNCES SECOND QUARTER AND FIRST HALF 2012 UNAUDITED FINANCIAL RESULTS

Aggregate transaction value increased by 44.0% from 2Q2011

BEIJING, August 24, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading primary real estate service provider in China, today announced its unaudited financial results for the second quarter and first half of 2012 ended June 30, 2012.

SECOND QUARTER 2012 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate gross floor area (“GFA”) of properties sold increased 21.2% from 2Q2011 to 1,558,000 square meters and aggregate transaction value of properties sold increased 44.0% from 2Q2011 to RMB18.5 billion

•                  Net revenue decreased 8.4% from 2Q2011 to RMB135.8 million

•                  Gross profit decreased 1.2% from 2Q2011 to RMB70.7 million

•                  Income from operations decreased 47.6% from 2Q2011 to RMB11.1 million

•                  Non-GAAP income from operations decreased 46.1% from 2Q2011 to RMB11.8 million

•                  Net income decreased 32.3% from 2Q2011 to RMB7.3 million

•                  Non-GAAP net income decreased 30.8% from 2Q2011 to RMB7.8 million

•                  Basic and diluted earnings per ADS (“EPADS”, with 1 ADS representing 4 ordinary shares) was US$0.02, compared to US$0.03 in 2Q2011

•                  Non-GAAP EPADS was US$0.03 compared to US$0.04 in 2Q2011

FIRST HALF 2012 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate GFA of properties sold increase 24.4% from 1H2011 to 2,752,000 square meters and aggregate transaction value of properties sold increased 14.7% from 1H2011 to RMB28.7 billion

•                  Net revenue decreased 33.1% from 1H2011 to RMB210.1 million

•                  Gross profit decreased 51.9% from 1H2011 to RMB86.1 million

•                  Loss from operations was RMB23.7 million, compared to income from operations of RMB71.6 million in 1H2011

•                  Non-GAAP loss from operations was RMB22.3 million, compared to non-GAAP income from operations of RMB 72.7 million in 1H2011

•                  Net loss was RMB16.8 million, compared to net income of RMB45.8 million in 1H2011

•                  Non-GAAP net loss was RMB15.8 million, compared to non-GAAP net income of RMB46.5 million in 1H2011

•                  Basic and diluted loss per ADS was US$0.05, compared to earnings per ADS of US$0.15 in 1H2011

•                  Non-GAAP basic and diluted loss per ADS was US$0.05, compared to earnings per ADS of US$0.15 in 1H2011

BUSINESS HIGHLIGHTS:

	2Q 2012	2Q 2011	Change		1H 2012	1H 2011	Change
Number of cities entered	28	23	5		28	23	5
Aggregate GFA of properties sold (in thousands of square meters)	1,558	1,285	21.2%		2,752	2,212	24.4%
Average selling price per square meters (in RMB)	11,868	9,994	18.8%		10,415	11,296	-7.8%
Aggregate transaction value (in million of RMB)	18,491	12,842	44.0%		28,662	24,986	14.7%
Overall commission rates (%)	0.7%	1.1%	-0.4	pp	0.7%	1.2%	-0.5	pp
Effective base commission rates (%)	0.7%	0.8%	-0.1	pp	0.7%	0.8%	-0.1	pp
Number of projects under sales	179	117	62		194	129	65

Note: Pp represents percentage points.

Commenting on SYSWIN’s results for its second quarter, CEO and Director Mr. Liangsheng Chen said, “Despite a gradual increase in transaction value in June, we maintain our view that the outlook of the real estate services industry is far from certain in the second half of 2012. Nevertheless, we are pleased to report that we have finished the quarter strong with revenue exceeding our guidance, driven by revenue growth from Beijing and Tianjin.”

Mr. Chen concluded, “We are cautiously optimistic towards the second half of 2012 given the current market conditions, expecting modest growth in the third quarter. Our prudent cost management continues to positively impact our overall operations, which not only improved our gross margins, but also helped us return to profitability. The current structure puts us in a competitive position for revenue expansion when market conditions improve.”

SECOND QUARTER & FIRST HALF 2012 FINANCIAL REVIEW:

Net Revenue

Net revenue in 2Q2012 decreased 8.4% from 2Q2011 to RMB135.8 million. Net revenue in 1H2012 decreased 33.1% from 1H2011 to RMB210.1 million.

Real Estate Sales Agency Services

Net revenue from real estate sales agency services for 2Q2012 decreased 7.6% from 2Q2011 to RMB130.9 million. Net revenue from real estate agency services for 1H2012 decreased 32.7% from 1H2011 to RMB202.4 million. The decreases primarily reflected a decrease in bonus commissions.

•                  The aggregate GFA of properties sold in 2Q2012 increased 21.2% from 2Q2011 to 1,558,000 square meters. The increase was primarily due to a rise in GFA of properties sold in the Beijing region, Tianjin, Suzhou and Shanxi. The aggregate GFA of properties sold in 1H2012 increased 24.4% from 1H2011 to 2,752,000 square meters. The increase primarily reflected a rise in GFA of properties sold in the Beijing region, Chengdu, Chongqing, Suzhou, Yinchuan and Shanxi.

•                  Aggregate transaction value in 2Q2012 was RMB18.5 billion, an increase of 44.0% from 2Q2011. The increase in aggregate transaction value was primarily driven by the improved sales in the Beijing region. Aggregate transaction value in 1H2012 was RMB28.7 billion, an increase of 14.7% from 1H2011. The increase in aggregate transaction value was primarily driven by the improved sales in the Beijing region, Chengdu, Nanjing, Chongqing, Suzhou and Shanxi.

•                  Average selling price per square meter of the projects to which we provided sales agency services was RMB11,868 in 2Q2012, compared to RMB9,994 in 2Q2011. The increase was primarily driven by the rise in transaction value from the Beijing region, where property prices are generally higher than other regions. Average selling price per square meter of the projects to which we provided sales agency services was RMB10,415 in 1H2012, compared to RMB11,296 in 1H2011. The decrease was primarily due to the increased sales of social housing projects during 1Q2012, which generally had lower selling prices.

•                  Overall commission rate in 2Q2012 was 0.7%, compared to 1.1% in 2Q2011. Overall commission rates in 1H2012 were 0.7%, compared to 1.2% in 1H2011 due to the decrease in bonus commission.

•                  Bonus commissions recognized in 2Q2012 accounted for 0.03% of net revenue, compared to 20.7% in 2Q2011. The significant decrease in bonus commissions was a result of the unfavorable market environment, where developers were reluctant to pay bonus commissions to real estate sales agencies. Bonus commissions recognized in 1H2012 accounted for 0.06% of net revenue, compared to 29.4% in 1H2011.

•                  Effective base commission rate was 0.7% in 2Q2012, compared to 0.8% in 2Q2011. Effective base commission rate was 0.7% in 1H2012, compared to 0.8% in 1H2011.

Real estate consultancy services

Net revenue from real estate consultancy services in 2Q2012 decreased 25.7% from 2Q2011 to RMB4.9 million, accounting for 3.6% of our total net revenue in 2Q2012. Net revenue from real estate consultancy services in 1H2012 decreased 42.2% from 1H2011 to RMB7.7 million, accounting for 3.6% of total net revenue in 1H2012. These decreases were mainly due to the Chinese government’s measures to cool down the overheating real estate market.

Gross Profit and Gross Margin

Gross profit in 2Q2012 decreased 1.2% from 2Q2011 to RMB70.7 million. Gross profit in 1H2012 decreased 51.9% from 1H2011 to RMB86.1 million.

Cost of revenues in 2Q2012 decreased 15.1% from 2Q2011 to RMB65.1 million, and decreased 8.2% in 1H2012 from 1H2011 to RMB124.0 million. The decreases were primarily attributable to the Company’s ongoing cost control measures.

Gross margin was 52.1% in 2Q2012 compared to 48.3% in 2Q2011. The improvement was attributable to the Company’s prudent cost management. Gross margin was 41.0% in 1H2012 compared to 57.0% in 1H2011 due to the decrease in net revenue.

Operating Expenses

Operating expenses including selling, marketing and administrative expenses in 2Q2012 increased 18.3% from 2Q2011 to RMB59.8 million. The increase was primarily attributable to provision for doubtful accounts of RMB11.9 million. Operating expenses increased 0.7% in 1H2012 from 1H2011 to RMB110.7 million, due to the provision of doubtful accounts and payment of staff bonuses, partly offset by the Company’s ongoing cost control measures.

Income/loss from Operations and Operating Margin

Income from operations in 2Q2012 decreased 47.6% from 2Q2011 to RMB11.1 million. Loss from operations in 1H2012 was RMB23.7 million, compared to income from operations of RMB71.6 million in 1H2011.

Non-GAAP income from operations in 2Q2012 decreased 46.1% from 2Q2011 to RMB11.8 million. Non-GAAP loss from operations in 1H2012 was RMB22.3 million, compared to non-GAAP income from operations of RMB72.7 million in 1H2011.

Operating margin in 2Q2012 decreased to 8.2% from 14.3% in 2Q2011. Operating margin in 1H2012 was -11.3%, compared to 22.8% in 1H2011.

Net income/loss and Earnings/loss per ADS

Net income in 2Q2012 decreased 32.3% from 2Q2011 to RMB7.3 million. Net loss in 1H2012 was RMB16.8 million, compared to net income of RMB45.8 million in 1H2011.

Non-GAAP net income in 2Q2012 decreased 30.8% from 2Q2011 to RMB7.8 million. Non-GAAP net loss in 1H2012 was RMB15.8 million, compared to non-GAAP net income of RMB46.5 million in 1H2011.

Basic and diluted EPADS was US$0.02 in 2Q2012, compared to US$0.03 in 2Q2011. Basic and diluted loss per ADS was US$0.05 in 1H2012, compared to earnings per ADS of US$0.15 in 1H2011.

Non-GAAP basic and diluted EPADS was US$0.03 in 2Q2012, compared to US$0.04 in 2Q2011. Non-GAAP basic and diluted loss per ADS was US$0.05 in 1H2012, compared to earnings per ADS of US$0.15 in 1H2011.

Cash and Cash Flow

As of June 30, 2012, the total balance of cash and cash equivalents was RMB431.7 million.

Net cash provided by operating activities in 2Q2012 was RMB13.3 million, compared to net cash used in operating activities of RMB67.4 million in 2Q2011.

Net cash used in investing activities in 2Q2012 was RMB3.9 million, compared to RMB9.3 million in 2Q2011.

There were no cash flows from financing activities in 2Q2012, compared to cash used in financing activities of RMB0.3 million in 2Q2011.

Net cash used in operating activities in 1H2012 was RMB24.0 million, compared to RMB167.7 million in 1H2011.

Net cash used in investing activities in 1H2012 was RMB11.1 million, compared to RMB17.0 million in 1H2011.

Net cash used in financing activities in 1H2012 was RMB12.2 million, compared to RMB1.3 million in 1H2011.

THIRD QUARTER 2012 GUIDANCE

SYSWIN anticipates net revenue in the third quarter of 2012 to be in the range of RMB155 million to RMB165 million, representing an increase of 0.9% to 7.4% year over year. This forecast reflects the Company’s current and preliminary view, which is subject to change.

SENIOR MANAGEMENT’S SHARE PURCHASE PROGRAM UPDATE

On March 19, 2012, the Board of Directors approved the adoption by Mr. Liangsheng Chen of a share purchase program pursuant to which Mr. Chen may purchase up to US$2 million of the Company’s ADS over the course of 12 months on the open market, in negotiated transactions off the market, in block trades or other legally permissible ways. As of June 30, 2012, Mr. Chen had purchased 695,898 ADS, for US$914,726. The program reflects Mr. Chen’s confidence in the long-term prospects of the Company under the current challenging real estate market conditions in China. The program does not involve any use of the Company’s capital.

CONFERENCE CALL DETAILS

Mr. Liangsheng Chen, CEO/Director, and Mr. Ray Han, CFO of SYSWIN will be hosting a conference call on August 24, 2012 at 8:00 am ET. To participate on the conference call, please dial the following numbers:

US (Toll free)	+1-866-519-4004
Hong Kong (Toll free)	800-930-346
China, Domestic Mobile (Toll free)	400-620-8038
China, Domestic (Toll free)	800-819-0121
Other international locations (Toll)	+65-6723-9381

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until August 31, 2012 by dialing the following numbers:

US (Toll)	+1-718-354-1232
Hong Kong (Toll)	800-901-596
China (Toll)	400-692-0026
Other international locations (Toll)	+61-2-8235-5000
Passcode	98893269

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

CONTACT:

Wen Fan

Investor Relations

Email: ir@syswin.com

Tel: +86-10-8472-8783

ABOUT SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) Non-GAAP net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholders, (2) Non-GAAP net income/(loss), (3) Non-GAAP income/(loss) from operations, and (4) Non-GAAP net income/(loss) per share, basic and diluted, each of which excludes amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited reconciliation of GAAP and non-GAAP results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization of intangible assets resulting from business acquisitions, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that amortization of intangible assets resulting from business acquisitions is recurring expenses that will continue to exist in SYSWIN Inc.’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except shares and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011 RMB	2012 RMB	2011 RMB	2012 RMB

Net revenue	148,205	135,804	314,223	210,093

Cost of revenues	(76,638)	(65,071)	(135,063)	(123,987)

Gross profit	71,567	70,733	179,160	86,106

Selling, marketing and administrative expenses	(50,594)	(59,841)	(110,014)	(110,734)
Other operating income, net	246	229	2,475	932

Income/(loss) from operations	21,219	11,121	71,621	(23,696)
Interest income	303	2,824	2,034	5,511
Foreign currency exchange (loss)/gain	(4,913)	456	(8,940)	358
Other (expenses) / income , net	(81)	679	4,331	609

Income/(loss) before income tax	16,528	15,080	69,046	(17,218)
Income tax	(5,717)	(7,757)	(23,278)	411
Net income/(loss)	10,811	7,323	45,768	(16,807)

Add: Net (income)/loss attributable to non-controlling interest	(146)	—	(204)	225
Net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholders	10,665	7,323	45,564	(16,582)

Net income/(loss) per share, basic and diluted	0.06	0.04	0.24	(0.09)
Shares used in calculating income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	193,275,000	193,275,000	193,275,000	193,275,000

SYSWIN INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	June 30,
	2011 RMB	2012 RMB
ASSETS
Current assets:
Cash and cash equivalents	479,001	431,722
Restricted cash	3,000	6,000
Accounts receivable, net	366,050	363,606
Prepaid expenses - related party	7,968	7,255
Other receivables	15,884	16,584
Deferred tax assets	31,793	30,996
Total current assets	903,696	856,163

Non-current assets:
Property and equipment, net	40,067	33,245
Intangible assets, net	24,426	21,568
Prepaid expenses - related party	5,312	1,209
Deferred tax assets	18,889	24,302
Other non-current assets	28,250	28,200
Total assets	1,020,640	964,687

Current liabilities:
Accrued expenses and other current liabilities	171,043	159,066
Income tax payable	24,362	10,946
Dividend payable	12,153	—
Total current liabilities	207,558	170,012

Non-current liabilities:
Deferred revenue	1,521	1,065
Deferred tax liabilities	2,065	1,721
Total liabilities	211,144	172,798

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	635,029	635,454
Statutory reserve	43,659	43,659
Retained earnings	129,357	112,775
Total SYSWIN Inc. shareholders’ equity	808,046	791,889

Non-controlling interest	1,450	—

Total shareholders’ equity	809,496	791,889

Total liabilities and shareholders’ equity	1,020,640	964,687

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011 RMB	2012 RMB	2011 RMB	2012 RMB

Cash flows from operating activities
Net income/(loss)	10,811	7,323	45,768	(16,807)
Adjustment to reconcile net income/(loss) to net cash (used in) provided by operating activities
Depreciation and amortization	4,497	5,424	8,287	11,040
Allowance for doubtful accounts	—	11,898	—	11,898
Changes in operating assets and liabilities
Accounts receivable	(24,963)	(31,174)	(95,928)	(9,454)
Other receivables	(23,302)	(1,040)	(56,994)	(700)
Prepaid expenses - related party	(15,590)	2,942	(14,965)	4,816
Deferred tax assets	(2,673)	4,041	(5,609)	(4,616)
Deferred tax liabilities	(172)	(172)	(258)	(344)
Other non-current assets	—	—	(2,200)	50
Accrued expenses and other current liabilities	1,556	22,076	(26,009)	(6,002)
Income tax payable	(17,332)	(7,775)	(19,351)	(13,416)
Deferred revenue	(228)	(228)	(456)	(456)
Net cash (used in) provided by operating activities	(67,396)	13,315	(167,715)	(23,991)

Cash flows from investing activities
Purchase of property and equipment	(6,725)	(898)	(8,607)	(1,360)
(Increase)/release of restricted cash, net	—	(3,000)	3,000	(3,000)
Acquisition of subsidiaries, net of cash acquired	—	—	(8,831)	(6,375)
Acquisition of non-controlling interest	(2,560)	—	(2,560)	(400)
Net cash used in investing activities	(9,285)	(3,898)	(16,998)	(11,135)

Cash flows from financing activities
Issuance cost paid	—	—	(993)	—
Dividends paid to shareholders	(339)	—	(339)	(12,153)
Net cash used in financing activities	(339)	—	(1,332)	(12,153)

Net (decrease)/increase in cash and cash equivalents	(77,020)	9,417	(186,045)	(47,279)
Cash and cash equivalents at the beginning of the period	472,740	422,305	581,765	479,001
Cash and cash equivalents at the end of the period	395,720	431,722	395,720	431,722

SYSWIN INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(in thousands, except shares and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011 RMB	2012 RMB	2011 RMB	2012 RMB

GAAP income/(loss) from operations	21,219	11,121	71,621	(23,696)
Amortization of intangible assets resulting from business acquisitions	688	688	1,032	1,376
Non-GAAP income/(loss) from operations	21,907	11,809	72,653	(22,320)

GAAP net income/(loss)	10,811	7,323	45,768	(16,807)
Amortization of intangible assets resulting from business acquisitions (net of tax)	516	516	774	1,032
Non-GAAP net income/(loss)	11,327	7,839	46,542	(15,775)

GAAP net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholder	10,665	7,323	45,564	(16,582)
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interest)	475	516	712	1,005
Non-GAAP net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholder	11,140	7,839	46,276	(15,577)

GAAP net income/(loss) per share, basic and diluted	0.06	0.04	0.24	(0.09)
Non-GAAP net income/(loss) per share, basic and diluted	0.06	0.04	0.24	(0.08)
Shares used in calculating GAAP/Non-GAAP income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	193,275,000	193,275,000	193,275,000	193,275,000